Exhibit 4.8

VENUS CONCEPT INC.
2019 INCENTIVE AWARD PLAN
NOTICE OF RESTRICTED STOCK UNIT AWARD

Venus Concept Inc., a Delaware corporation, (the “Company”), pursuant to its 2019 Incentive Award Plan, as amended from time to time (the “Plan”), hereby grants to the holder listed below (the “Participant”), an award of restricted stock units (“Restricted Stock Units” or “RSUs”). Each vested Restricted Stock Unit represents the right to receive, in accordance with the Restricted Stock Unit Award Agreement attached hereto as Exhibit A (the “Agreement”), one share of Common Stock (“Share”). This award of Restricted Stock Units is subject to all of the terms and conditions set forth herein and in the Agreement and the Plan, each of which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Restricted Stock Unit Award Grant Notice (the “Grant Notice”) and the Agreement.

Grantee’s Name and Address:	%%FIRST_NAME%-% %%LAST_NAME%-%
%%ADDRESS_LINE_1%- %
%%CITY%-%, %%STATE%-% %%ZIPCODE%-%

Total Number of Restricted Stock Units Granted:	%%TOTAL_SHARES_GRANTED,’999,999,999’%-%
Price per Restricted Stock Unit as of the Grant Date:	%%Closing price of VERO shares on grant date%%
Grant Date:	%%RSU_DATE,’Month DD, YYYY’%-%
Vesting Commencement Date:	%%VEST_BASE_DATE,’Month DD, YYYY’%-%
Vesting Schedule:
Subject to the terms of the Restricted Stock Unit Agreement, all (100%) of the Restricted Stock Units subject to this Award vest on the first (1st) anniversary of the Vesting Commencement Date, provided that you have remained in continuous Service with the Company (or a Subsidiary or Affiliate) as of such anniversary.

By his or her signature and the Company’s signature below, the Participant agrees to be bound by the terms and conditions of the Plan, the Agreement and this Grant Notice. The Participant has reviewed the Agreement, the Plan and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of this Grant Notice, the Agreement and the Plan. The Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement. In addition, by signing below, the Participant also agrees that the Company, in its sole discretion, may satisfy any withholding obligations in accordance with the Agreement by (i) withholding shares of Common Stock otherwise issuable to the Participant upon vesting of the RSUs, (ii) instructing a broker on the Participant’s behalf to sell shares of Common Stock otherwise issuable to the Participant upon vesting of the RSUs and submit the proceeds of such sale to the Company, or (iii) using any other method permitted by the Agreement or the Plan.

VENUS CONCEPT INC.:	PARTICIPANT:
By:	By: %%FIRST_NAME%-% %%LAST_NAME%-%______

Name: Domenic Serafino	Name: %%FIRST_NAME%-% %%LAST_NAME%-%_____
Title: Chief Executive Officer

EXHIBIT A

VENUS CONCEPT INC.
2019 INCENTIVE AWARD PLAN
RESTRICTED STOCK UNIT AGREEMENT

The Plan and Other Agreements
The Restricted Stock Unit Award you are receiving is granted pursuant and subject in all respects to the applicable provisions of the Plan, which is incorporated herein by reference. Capitalized terms not defined in this Agreement have the meanings ascribed to them in the Plan.

The attached Notice of Restricted Stock Unit Award (the “Notice”), this Agreement and the Plan constitute the entire understanding between you and the Company regarding this Award. Any prior agreements, commitments or negotiations concerning this Award are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under the Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

Payment for Restricted Stock Units
No cash payment is required for the Restricted Stock Units you receive. You are receiving the Restricted Stock Units in consideration for Services rendered by you. The Shares underlying the Restricted Stock Unit will be settled and issued to you upon vesting in accordance with the Plan and this Agreement.

Vesting
The Restricted Stock Units that you are receiving will vest in one or more installments as provided in the Notice. No additional Restricted Stock Units will vest after your Service as an Employee or a Consultant has terminated for any reason.

Forfeiture
If your Service terminates for any reason, then your Award expires immediately as to the number of Restricted Stock Units that have not vested before the termination date and do not vest as a result of termination.
This means that the unvested Restricted Stock Units will immediately be cancelled upon termination. You will receive no payment for Restricted Stock Units that are forfeited.

The Company determines when your Service terminates for this purpose and all purposes under the Plan and its determinations are conclusive and binding on all persons.

Leaves of Absence
For purposes of this Award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave of absence was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Nature of Restricted Stock Units
Your Restricted Stock Units are mere bookkeeping entries. They represent only the Company’s unfunded and unsecured promise to issue Shares on a future date. As a holder of Restricted Stock Units, you have no rights other than the rights of a general creditor of the Company.

No Voting Rights or Dividends
Your Restricted Stock Units carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until your Restricted Stock Units are settled by issuing Shares. No adjustments will be made for dividends or other rights if the applicable record date occurs before your Shares are issued, except as described in the Plan.

Restricted Stock Units Nontransferable
You may not sell, transfer, assign, pledge or otherwise dispose of any Restricted Stock Units. For instance, you may not use your Restricted Stock Units as security for a loan. If you attempt to do any of these things, your Restricted Stock Units will immediately become invalid.

Settlement of Restricted Stock Units
Each of your vested Restricted Stock Units will be settled when it vests; provided, however, that settlement of each Restricted Stock Unit will be deferred to the first permissible trading day for the Shares, if later than the applicable vesting date, but in no event later than December 31 of the calendar year in which the applicable vesting date occurs.

For purposes of this Agreement, “permissible trading day” means a day that satisfies all of the following requirements: (a) the exchange on which the Shares are traded is open for trading on that day; (b) you are permitted to sell Shares on that day without incurring liability under Section 16(b) of the Exchange Act, (c) either (i) you are not in possession of material non-public information that would make it illegal for you to sell Shares on that day under Rule 10b-5 under the Exchange Act or (ii) Rule 10b5-1 under the Exchange Act would apply to the sale; (d) you are permitted to sell Shares on that day under such written insider trading policy as may have been adopted by the Company; and (e) you are not prohibited from selling Shares on that day by a written agreement between you and the Company or a third party.

At the time of settlement, you will receive one Share for each vested Restricted Stock Unit; provided, however, that no fractional Shares will be issued or delivered pursuant to the Plan or this Agreement.  Any fractional Shares and any rights thereto will be canceled, terminated or otherwise eliminated. In addition, the Shares are issued to you subject to the condition that the issuance of the Shares not violate any law or regulation.

The Shares deliverable hereunder may be either previously authorized but unissued Shares, treasury Shares or issued Shares which have then been reacquired by the Company. Such Shares shall be fully paid and nonassessable.

Withholding Taxes and Stock Withholding
Regardless of any action the Company and/or the Subsidiary or Affiliate employing you (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including the settlement of the Restricted Stock Units, the subsequent sale of Shares acquired pursuant to such settlement and the receipt of any dividends; and (2) do not commit to structure the terms of the Award or any aspect of the Restricted Stock Units to reduce or eliminate your liability for Tax-Related Items.

Prior to the settlement of your Restricted Stock Units, you shall pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding and payment on account obligations of the Company and/or the Employer. In this regard, you authorize the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by you from your wages or other cash compensation paid to you by the Company and/or the Employer. You may not elect to have withholding accomplished by withholding of Shares that would otherwise be released upon vesting having a Fair Market Value equal to the required withholding amounts for Tax‑Related Items (a “net share settlement”) unless such net share settlement is specifically authorized by the Committee.  Absent a timely election of a withholding method, all withholding shall be accomplished by a broker-assisted sale of Shares sufficient to cover, after deduction of the broker’s commission, all Tax-Related Items (a “sell to cover” transaction), if the Company believes that such sell to cover transaction can be made in compliance with any applicable insider trading or similar policy of the Company and applicable securities laws. You agree to hold the Company and the applicable broker harmless from all costs, damages or expenses relating to any sell to cover transaction. You further agree and acknowledge that the Company and the applicable broker are under no obligation to arrange for a sell to cover transaction at any particular price. In connection with a sell to cover transaction, you shall execute any such documents requested by the applicable broker in order to effectuate the sale of Shares and payment of the withholding obligation to the Company.

Restrictions on Resale
You agree not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

No Retention Rights
Neither your Award nor this Agreement gives you the right to be employed or retained by the Company or any Subsidiary or Affiliate of the Company in any capacity. The Company and its Subsidiaries and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Adjustments
The Administrator may accelerate the vesting of the RSUs in such circumstances as it, in its sole discretion, may determine. The Participant acknowledges that the RSUs are subject to adjustment, modification and termination in certain events as provided in this Agreement and Section 13.2 of the Plan.

Successors and Assigns
Except as otherwise provided in the Plan or this Agreement, every term of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice
Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the Company’s principal office, and any notice to be given to the Participant shall be addressed to the Participant at the Participant’s last address reflected on the Company’s records. By a notice given pursuant to this section, either party may hereafter designate a different address for notices to be given to that party. Any notice shall be deemed duly given when sent via email or when sent by certified mail (return receipt requested) and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service

Section 409A of the Code
This Award is not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the date hereof, “Section 409A”). However, notwithstanding any other provision of the Plan, the Grant Notice or this Agreement, if at any time the Administrator determines that this Award (or any portion thereof) may be subject to Section 409A, the Administrator shall have the right in its sole discretion (without any obligation to do so or to indemnify Participant or any other person for failure to do so) to adopt such amendments to the Plan, the Grant Notice or this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate for this Award either to be exempt from the application of Section 409A or to comply with the requirements of Section 409A.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).

Addendum
Notwithstanding any provisions in this Agreement, the Award of Restricted Stock Units shall be subject to any special terms and conditions set forth in any Addendum to this Agreement for Grantee’s country.  Moreover, if Grantee relocates to one of the countries included in the Addendum, the special terms and conditions for such country will apply to Grantee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons.  The Addendum constitutes part of this Agreement.

Miscellaneous
You understand and acknowledge that (i) the Plan is entirely discretionary, (ii) the Company and the Employer have reserved the right to amend, suspend or terminate the Plan at any time, (iii) the grant of your Award does not in any way create any contractual or other right to receive additional grants of awards (or benefits in lieu of awards) at any time or in any amount and (iv) all determinations with respect to any additional grants, including (without limitation) the times when awards will be granted, the number of Shares subject to the awards, and the vesting schedule, will be at the sole discretion of the Company.

The value of this Award shall be an extraordinary item of compensation outside the scope of your employment contract, if any, and shall not be considered a part of your normal or expected compensation for purposes of calculating severance, resignation, redundancy or end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

You understand and acknowledge that participation in the Plan ceases upon termination of your Service for any reason, except as may explicitly be provided otherwise in the Plan or this Agreement.

You hereby authorize and direct the Employer to disclose to the Company or any Subsidiary or Affiliate any information regarding your employment, the nature and amount of your compensation and the fact and conditions of your participation in the Plan, as the Employer deems necessary or appropriate to facilitate the administration of the Plan.

You consent to the collection, use and transfer of your personal data as described in this subsection. You understand and acknowledge that the Company, the Employer and the Company’s other Subsidiaries and Affiliates hold certain personal information regarding you for the purpose of managing and administering the Plan, including (without limitation) your name, home address, telephone number, date of birth, social insurance number or other government identification number, salary, nationality, job title, any Shares or directorships held in the Company and details of all awards or any other entitlements to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor (the “Data”). You further understand and acknowledge that the Company, its Subsidiaries and/or its Affiliates will transfer Data among themselves as necessary for the purpose of implementation, administration and management of your participation in the Plan and that the Company and/or any Subsidiary may each further transfer Data to any third party assisting the Company in the implementation, administration and management of the Plan. You understand and acknowledge that the recipients of Data may be located in the United States or elsewhere, and that the laws of a recipient’s country of operation (e.g., the United States) may not have equivalent privacy protections as local laws where you reside or work. You authorize such recipients to receive, possess, use, retain and transfer Data, in electronic or other form, for the purpose of administering your participation in the Plan, including a transfer to any broker or other third party with whom you elect to deposit Shares acquired under the Plan of such Data as may be required for the administration of the Plan and/or the subsequent holding of Shares on your behalf. You may, at any time, view the Data, require any necessary modifications of Data, make inquiries about the treatment of Data or withdraw the consents set forth in this subsection by contacting the Human Resources Department of the Company in writing.

BY ACCEPTING THE ATTACHED NOTICE, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.